





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REVL Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1921 Walnut St., 2nd floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dimitrios Papatheoharis — 215-372-2305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli CPA's LLC
(Name – *if individual, state last, first, middle name*)

One Bala Ave., suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dimitrios Papatheoharis   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
REVL Securities LLC   , as

of December 31   , 20 20   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

Commonwealth of Pennsylvania - Notary Seal
Sandra Lee Cox, Notary Public
Delaware County
My commission expires November 30, 2022
Commission number 1229360


Notary Public   03/29/2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered
Public Accounting Firm

REVL SECURITIES LLC

DECEMBER 31, 2020

Table of Contents

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
REVL Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of REVL Securities, LLC(the "Company"), as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary Information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and Its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission or contained In schedules I and II, has been subjected to audit procedures performed In conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the

supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

 LLC CPA's

March 19, 2021

Bala Cynwyd, PA 19004

2

REVL SECURITIES LLC
Statement of Financial Condition
DECEMBER 31, 2020

Assets		
Cash	$	95,561
Prepaid expenses		1,070
Right of use lease assets		7,778
Total assets	$	104,410
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	20,887
Lease liability		8,056
Total liabilities	$	28,943
Member's equity		75,467
Total Liabilities and Member's Equity	$	104,410

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC
Statement of Income
Year Ended December 31, 2020

Revenue

Investment banking	$	237,010
Interest and dividends		20
Total revenue		237,030

Expenses

Compensation	$	106,094
Occupancy and equipment		7,558
Other		24,486
Total expenses		138,137
Net Income	$	98,893

See Accompanying Notes to Financial Statements

REVL SECURITIES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Member's equity, beginning of the period	$	66,230
Member's capital distributions		(89,657)
Net Income		98,893
Member's equity, end of period	$	75,467

REVL SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:

Net Income	$	98,893

Adjustments to reconcile net income to net cash
   provided by operating activities:

Increase (decrease) in operating assets & liabilities:	
Decrease in prepaid expenses	(888)
Increase in right of use asset	5,491
Decrease in accounts payable and accrued expenses	(38,310)
Decrease in lease liability	(5,385)
Total adjustments	(39,092)
Net cash provided by operating activities	59,801

Cash flows from financing activities:

Member's capital distributions	(89,657)

Net decrease in cash		(29,856)
Cash, beginning of period		125,418
Cash, end of period	$	95,561

See Accompanying Notes to Financial Statements

6

1.   Business and Summary of Significant Accounting Policies

Business

REVL Securities, LLC (the "Company") is a Limited Liability Company formed on March 2, 2015 in the State of Delaware. Effective July 21, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounting Pronouncement – ASC 606 Revenue Recognition

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements. Mergers and Acquisitions advisory fee revenue includes fees from offerings and advisory in which the Company acts as an agent or advisor, respectively. Mergers and Acquisitions advisory fee revenue is recorded upon completion of the transactions per the term of the agreements. Revenue from secondary market trading is recorded upon completion of a transaction. Interest income is recorded as received.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The accounting standard, along with its related amendments, replaced the rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the standard in 2019 using the modified retrospective approach, which requires the Company to apply this revenue standard to (i) all new revenue contracts entered into after the adoption date and (ii) all existing revenue contracts as of the adoption date through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to the adoption date will not be revised.

1.   Business and Summary of Significant Accounting Policies (Continued)

Accounting Pronouncement – ASC 606 Revenue Recognition (continued)

The core principle in the ASC 606 guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by this guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. The ASC 606 disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the member, who is responsible for any taxes thereon.

The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2.   Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). This accounting standard applies to operating leases with a term greater than 12 months and requires lessees to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The standard is effective for fiscal years beginning after December 15, 2019 and the Company adopted this standard on January 1, 2019 using the modified retrospective approach, which requires the Company to (i) apply the standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the ASC 842 guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the SEC and FINRA, the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

2. <u>Recent Accounting Pronouncements (continued)</u>

The guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter substantially negates the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

3. <u>Indemnification</u>

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4. <u>Net Capital Requirements</u>

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $74,397 which was $69,397 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 20.08% at December 31, 2020. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

5. <u>Related Party Transactions</u>

The Company had entered into an Expense Sharing Agreement ("ESA") with its sole member, REVL Capital Group LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective May 31, 2017, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance and telephone fees. The agreement provides for the Company to reimburse the Member periodically for its share of operating expenses. The Agreement is perpetual until changed by the parties. The Member sends the Company invoices on a quarterly basis.

Total expenses under the expense sharing agreement were $50,138 for the year ended December 31, 2020.

6.   Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash with any one bank exceeds the $250,000 covered by federal deposit insurance.

7.   Subsequent Events

Events of the Company subsequent to December 31, 2020 have been evaluated through March 19, 2021, which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2020. No subsequent events were identified that require disclosure.

SUPPLEMENTARY INFORMATION

REVL SECURITIES LLC
Schedule I –Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2020

Total Member's Equity	$	75,467
Deductions of nonallowable assets		
Prepaid Expenses		1,070
Total nonallowable assets		1,070
Net Capital	$	74,397
Aggregate indebtedness	$	20,887
Minimum net capital required per 15c3-1(a)(2)	$	1,392
Computation of basic net capital requirement		
Minimum net capital required – the greater of $5,000 or		
6.67% of aggregate indebtedness		5,000
Excess Net Capital		69,397
Excess Net Capital@120%	$	68,397
Ratio of aggregate indebtedness to net capital		20.08%

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2020, filed by the Company on Form X-17A-5, Part IIA.

REVL SECURITIES LLC

Schedule II- Computation for
Determination of Reserve Requirements
Pursuant to Rule 15c3-3

DECEMBER 31, 2020

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2020, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

Management Report Regarding Exemption from Rule 15c3-3

REVL Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

REVL Securities LLC

I, Dimitrios Papatheoharis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

March 19, 2021



ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To The Member of:
REVL Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which REVL Securities, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which REVL Securities, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and REVL Securities, LLC stated that REVL Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. REVL Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about REVL Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 19, 2021

15

REVL SECURITIES LLC

Schedule III-Reconciliation of "SIPC Net Operating Revenues" and General Assessment

<u>DECEMBER 31, 2020</u>

	FOCUS Part IIA Line 9 (unaudited)	**Statement of Income (audited)**
Total revenue	$ 237,030	$ 237,030
Additions	0	0
Deductions	0	0
SIPC Net Operating Revenues	$ 237,030	$ 237,030
General Assessment @ .0015	$356	$356

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Members of:
REVL Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by REVL Securities LLC and the SIPC, solely to assist you and SIPC in evaluating REVL Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. REVL Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2020, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on REVL



Securities LLC's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of REVL Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli LLC

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 19, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*21*******1471********************MIXED AADC 220
69634 FINRA DEC
REVL SECURITIES LLC
1921 WALNUT ST STE 2
PHILADELPHIA, PA 19103-4650

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Theodor Swansen
215-372-2305

2. A. General Assessment (item 2e from page 2) $ 356

B. Less payment made with SIPC-6 filed (**exclude interest**) (196)

7/27/2020
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 160

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ☑
Total (must be same as F above) $ 160

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REVL Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of January, 20 21.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _237,030_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   ~~227~~

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions

2d. SIPC Net Operating Revenues $ _237,030_

2e. General Assessment @ .0015 $ _356_

(to page 1, line 2.A.)

2